Exhibit 99.1

Lifeway Foods, Inc. Announces First Quarter 2020 Results

Delivers Another Sequential Quarter of Sales Improvement with Strong Industry Tailwinds

First Quarter Net Sales Increase 3% In-Line with Expectations

Morton Grove, IL — June 26, 2020—Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the first quarter ended March 31, 2020.

“We started the first quarter off strong, culminating in a double-digit sales increase in the month of March compared to prior year period. This resulted in another quarter of sales improvement, which is in-line with our expectations as we continue to execute on our long-term strategic plan for sustainable, profitable growth,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “During the quarter, our operations team worked to increase production to meet accelerated demand for retail sales and charitable donations, and our marketing team pivoted to reach shoppers online in the absence of in-store promotions and events. We see kefir becoming a top choice to aid in gut health and microbiome support as consumers focus on self-care, nutrition and wellness improvements to stay healthy this year and beyond. Lifeway remains committed to creating value for all stakeholders through capitalizing on the compelling kefir industry tailwinds across distribution channels and with our innovative product offerings to fuel future growth and success.”

First Quarter Results

Net sales were $25.4 million for the first quarter of 2020, an increase of 3.1% from $24.6 million in the first quarter of 2019.

Gross profit as a percentage of net sales was 23.6% for the first quarter of 2020, an increase of 150 basis points from 22.1% for the fourth quarter of 2019. Gross profit percentage was 25.6% in prior year period. The decrease versus the prior year was primarily due to the impact of increased strategic promotional investment, partially offset by a reduction in variable costs. Additionally, depreciation expense increased reflecting the continued investment in manufacturing improvements.

Selling expenses decreased $0.5 million or 18% to $2.6 million for the first quarter of 2020 from $3.1 million during the same period in 2019. The decrease versus prior year primarily reflects a reduction in advertising and marketing expense, such as trade shows and other marketing events which were postponed due to COVID-19 and the lower planned spending on in-store demonstrations in the first quarter of 2020 compared to the first quarter of 2019. Selling expenses as a percentage of net sales were 10.1% for the first quarter of 2020 compared to 12.8% for the same period in 2019.

General and administrative expenses decreased $0.4 million or 9.9% to $3.1 million for the first quarter of 2020 from $3.5 million during the same period in 2019. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2019 and lower incentive compensation.

The effective income tax rate for the first quarter of 2020 was 27.5% compared to 12.2% in the same period last year. The increase in the effective tax rate was primarily due to non-deductible officer compensation expense, non-deductible compensation expense related to equity incentive awards, separate state tax rates, and the provision for unrecognized tax benefits. The increase was partially offset by the benefit from a net operating loss carryback provision of the CARES Act which went into effect during the first quarter of fiscal year 2020. The increase in the effective tax rate from 2019 to 2020 is due to the fact that the Company has a number of items that are nondeductible or are discrete adjustments to tax expense. Although similar items were reflected in 2019, the percentage effect is substantially different due to the difference in pre-tax income in 2020 compared to the pre-tax loss in 2019.

The Company reported earnings of $0.01 per diluted share for the first quarter of 2020 compared to a net loss of $(0.02) per diluted share in the first quarter of 2019.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “from time to time,” “intend,” “plan,” “ongoing,” “realize,” “should,” “may,” “could,” “believe,” “future,” “depend,” “expect,” “will,” “result,” “can,” “remain,” “assurance,” “subject to,” “require,” “limit,” “impose,” “guarantee,” “restrict,” “continue,” “become,” “likely,” “opportunities,” “effect,” “change,” “estimate,” “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (iii) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. Forward looking statements are based on management’s beliefs, assumptions, estimates and observations of future events based on information available to our management at the time the statements are made and include any statements that do not relate to any historical or current fact. These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward looking statements due in part to the risks, uncertainties, and assumptions that include: the decisions of consumers, our ability to successfully implement our business strategy, changes in the pricing of commodities, the effects of government regulations, the impact of the COVID-19 outbreak on our business, suppliers, consumers, customers and employees, and disruptions in our supply chain or our manufacturing and distribution capabilities, including those due to cyber security threats and the COVID-19 outbreak. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2020 and December 31, 2019

(In thousands)

	March 31, 2020 (Unaudited)	December 31, 2019
Current assets
Cash and cash equivalents	$1,978	$3,836
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,467 and $1,100 at March 31, 2020 and December 31, 2019, respectively	8,430	6,692
Inventories, net	6,883	6,392
Prepaid expenses and other current assets	1,279	1,598
Refundable income taxes	1,027	681
Total current assets	19,597	19,199

Property, plant and equipment, net	21,910	22,274
Operating lease right-of-use asset	707	738

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	113	152
Total intangible assets	12,937	12,976

Other assets	1,800	1,800
Total assets	$56,951	$56,987

Current liabilities
Accounts payable	$6,113	$5,282
Accrued expenses	2,632	4,087
Accrued income taxes	116	154
Total current liabilities	8,861	9,523
Line of credit	2,751	2,745
Operating lease liabilities	427	488
Deferred income taxes, net	1,292	922
Other long-term liabilities	50	58
Total liabilities	13,381	13,736

Commitments and contingencies

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at March 31, 2020 and December 31, 2019	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,558 and 15,710 outstanding at March 31, 2020 and December 31, 2019, respectively	6,509	6,509
Paid-in capital	2,748	2,380
Treasury stock, at cost	(12,796)	(12,601)
Retained earnings	47,109	46,963
Total stockholders' equity	43,570	43,251

Total liabilities and stockholders' equity	$56,951	$56,987

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2020 and 2019

(Unaudited)

(In thousands, except per share data)

	2020	2019

Net Sales	$25,388	$24,615

Cost of goods sold	18,624	17,567
Depreciation expense	767	745
Total cost of goods sold	19,391	18,312

Gross profit	5,997	6,303

Selling expense	2,575	3,139
General and administrative expense	3,145	3,492
Amortization expense	39	73
Total operating expenses	5,759	6,704

Income (loss) from operations	238	(401)

Other income (expense):
Interest expense	(39)	(69)
Gain on sale of property equipment	5	25
Other income, net	(3)	3
Total other income (expense)	(37)	(41)

Income (loss) before provision for income taxes	201	(442)

Provision (benefit) for income taxes	55	(54)

Net income (loss)	$146	$(388)

Earnings (loss) per common share:
Basic	$0.01	$(0.02)
Diluted	$0.01	$(0.02)

Weighted average common shares:
Basic	15,623	15,767
Diluted	15,737	15,767

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$146	$(388)
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	806	818
Non-cash interest expense	6	6
Non-cash rent expense	(11)	–
Bad debt expense	1	–
Deferred revenue	(24)	(24)
Stock-based compensation	117	353
Deferred income taxes	370	–
(Gain) on sale of property and equipment	(5)	(25)
Reserve for inventory obsolescence	–	30
(Increase) decrease in operating assets:
Accounts receivable	(1,739)	(1,099)
Inventories	(491)	(727)
Refundable income taxes	(346)	1,490
Prepaid expenses and other current assets	312	(57)
Increase (decrease) in operating liabilities:
Accounts payable	833	1,031
Accrued expenses	(981)	(207)
Operating lease asset amortization/liability	(11)	–
Accrued income taxes	(38)	(19)
Net cash (used in) provided by operating activities	(1,055)	1,182

Cash flows from investing activities:
Purchases of property and equipment	(403)	(137)
Proceeds from sale of property and equipment	5	31
Purchase of investments	–	(15)
Net cash used in investing activities	(398)	(121)

Cash flows from financing activities:
Purchase of treasury stock	(405)	(205)
Repayment of line of credit	–	(1,330)
Net cash used in financing activities	(405)	(1,535)

Net decrease in cash and cash equivalents	(1,858)	(474)

Cash and cash equivalents at the beginning of the period	3,836	2,998

Cash and cash equivalents at the end of the period	$1,978	$2,524

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$65	$(1,525)
Cash paid for interest	$35	$84

Non-cash investing activities
Right-of-use assets recognized at ASU 2016-02 transition	$–	$944
Operating lease liability recognized at ASU 2016-02 transition	$–	$997
Right-of-use assets and operating lease liabilities recognized after ASU 2016-02 transition	$113	$242

Non-cash financing activities
Issuance of common stock under equity incentive plans	$516	$–

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